Exhibit 21 Subsidiaries of Registrant

Name	State of Formation and Organization	Trade Name

S And A Commercial
Associates Limited Partnership	Maryland	None

Pierre Towers , LLC	New Jersey	Pierre Towers

Damascus Centre, LLC	New Jersey	Damascus Center

Westwood Hills, LLC	New Jersey	Westwood Hills

Wayne Preakness, LLC	New Jersey	Preakness S/C

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